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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FourBridges Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

735 Broad Street, Suite 1204
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Rowe	423-266-4630	crowe@fourbridgescapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Company, PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher D. Rowe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FourBridges Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Compliance Officer

Susan A. Crocker
Notary Public Commission Expires 06/30/2027

SUSAN A. CROCKER STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF HAMILTON

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOURBRIDGES SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

FOURBRIDGES SECURITIES, LLC

INDEX TO REPORT

DECEMBER 31, 2023

RODEFER MOSS

Report of Independent Registered Public Accounting Firm

To the Member
of FourBridges Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FourBridges Securities, LLC (the "Company") (a Tennessee corporation), as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Supplementary Information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as FourBridges Securities' auditor since 2014.
Knoxville, Tennessee
March 26, 2024

FOURBRIDGES SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

REVENUES	
Interest income	$ 112
Other income	9,785
Total revenue	9,897
EXPENSES	
Employee compensation and benefits	900
Regulatory fees and expenses	17,680
Occupancy	2,212
Other	17,255
Total expenses	38,047
NET LOSS	$ (28,150)

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

ASSETS	
Cash	$ 42,012
Total assets	$ 42,012

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 1,594
Total liabilities	1,594
MEMBER'S EQUITY	40,418
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 42,012

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2023

BALANCE – JANUARY 1, 2023	$	48,568
Capital contributions		20,000
Net loss		(28,150)
BALANCE – DECEMBER 31, 2023	$	40,418

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (28,150)
Accounts payable	563
Accrued expenses	-
Net cash from operating activities	(27,587)
CASH FLOW FROM FINANCING ACTIVITIES	
Member contributions	20,000
Net cash from financing activities	20,000
NET CHANGE IN CASH	(7,587)
Cash - beginning of year	49,599
Cash - end of year	$ 42,012

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

(See Report of Independent Registered Public Accounting Firm)

Members' equity allowable for net capital	$	40,418
NET CAPITAL	$	40,418
AGGREGATE INDEBTEDNESS	$	1,594
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	106
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	35,418
Excess net capital at 1,000 percent	$	34,418
Percentage of aggregate indebtedness to net capital		3.94 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Securities, LLC (the "Company") was formed under the laws of the state of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Depreciation

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful life of office equipment is generally five years.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.*

Under the guidance of FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2020 through December 31, 2023, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2023.

Recognition of Income

On January 1, 2018, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers*. Revenue for advisory and consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, the Company had no contract liabilities. The adoption of ASC 606 did not have a material impact on the company's financial statements as there were no adjustments to previously recorded amounts.

The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) Identify the contract; 2) Identify the performance obligations of the contract; 3) Determine the transaction price of the contract; 4) Allocate the transaction price to the performance obligations; and, 5) Recognize revenue. There was no revenue from contracts with customers during 2023.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended December 31, 2023.

NOTE 2 – RELATED PARTY TRANSACTIONS

FourBridges Holdings, LLC, sole owner of FourBridges Securities, LLC, owns furniture and equipment with no book value at December 31, 2023, which is used by the Company during the regular course of their business at no charge.

The Company has an expense sharing agreement with FourBridges Capital Advisors, LLC, an entity that is solely owned by FourBridges Holdings, LLC. From time to time FourBridges Capital Advisors, LLC pays certain expenses on behalf FourBridges Securities, LLC under the expense sharing agreement. In 2023, an intercompany payable to FourBridges Capital Advisors, LLC in the amount of $9,785 was forgiven and is recorded in other income on the statement of operations.

NOTE 3 – OFFICE EQUIPMENT

The major class of equipment and accumulated depreciation is as follows:

Office equipment	$ 6,987
Less accumulated depreciation	(6,987)
Total	$ -

Depreciation expense was $0 for the year ended December 31, 2023.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at Pinnacle Financial Partners located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $40,418, which was $35,418 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was 0.0394 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the report of independent registered public accounting firm (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

RODEFER MOSS

Report Of Independent Registered Public Accounting Firm

To the Members
FourBridges Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FourBridges Securities, LLC (the "Company") does not claim exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of SEC Release No. 34-70073 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements; (3) fairness opinion; and (4) other advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
March 26, 2024

FOURBRIDGES CAPITAL ADVISORS

FOURBRIDGES SECURITIES, LLC

EXEMPTION REPORT

FourBridges Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisitions; (2) private placements; (3) fairness opinions; and (4) other advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best knowledge and belief of the Company, it has met the above conditions, throughout the year ended December 31, 2023 without exception.

FourBridges Securities, LLC

I, Christopher D. Rowe, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer

March 28, 2024

p 423.266.7490

f 423.266.7081

www.fourbridgescapital.com

246 East 11th St. Suite 310 Chattanooga, Tennessee 37402